Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

A solid performance in the first quarter and reaffirms outlook for fiscal year 2013

Toronto, Ontario – May 1, 2013 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three months ended March 31, 2013.

-	Consolidated revenues of $486.6 million in the first quarter, up 11.0%
-	Consolidated organic revenue growth of 1.8%. Excluding the 0.5% decline in revenues due to lower recycled commodity prices, organic revenue grew 2.3% versus the same period a year ago
-	Adjusted EBITDA(A) of $129.1 million, up 11.0%, and adjusted operating income or adjusted operating EBIT(A) of $58.4 million, up 10.1%
-	Free cash flow(B) of $44.9 million, up 2.6%. Excluding internal infrastructure investments, free cash flow(B) of $59.3 million, up 25.2%
-	Reported and adjusted net income per share(A) of $0.25 and $0.24, respectively, versus $0.19 and $0.20 in the same period last year

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“We are pleased with the results of our first quarter, in which we achieved solid revenue and earnings growth,” said Joseph Quarin, Vice Chairman and Chief Executive Officer, Progressive Waste Solutions Ltd.  “Consolidated revenues and adjusted EBITDA(A) both increased 11.0% in the period, while adjusted operating EBIT(A) increased 10.1%, principally on higher operating income.  Our growth was driven by contributions from the strategic ‘tuck-in’ acquisitions we completed last year, as well as by improvements in our organic base of revenues.  On a consolidated basis, organic revenues increased 2.3%, if we exclude the revenue decline of 0.5% related to lower recycled commodity prices, compared with the first quarter a year ago.  Core price increased by 1.2% on a consolidated basis, representing total price growth across all of our collection and transfer and disposal operations, reflecting our focused pricing initiatives.  Our customer retention and sales execution programs contributed to consolidated volume growth of 0.8%, and our U.S. northeast segment also experienced higher-than-anticipated waste volumes related to Superstorm Sandy (“Sandy”) clean-up efforts, which we believe are now largely completed.  The additional activity in our U.S. northeast segment offset lower volumes in Canada related to three municipal contracts that concluded in the third and fourth quarters of 2012.  Against this backdrop, we remain confident that we are on track to deliver on our outlook for 2013 that we provided on February 14, 2013.”

“Therefore,” Mr. Quarin continued, “we are reaffirming our guidance for 2013 on all measures, which includes estimated revenue of $2.00 to $2.02 billion, adjusted EBITDA(A) of $545 to $555 million, and free cash flow(B) of $200 to $215 million, excluding additional internal infrastructure investment of $40 to $45 million.  Our outlook reflects expected contributions from our internal infrastructure investments and several new municipal contracts we previously announced, which together will mitigate the impact of municipal contracts that concluded in Canada and the scheduled closure of our Calgary landfill in mid-2013.  Our guidance for the year assumes foreign exchange at parity, no change in the current economic environment and an average price per ton of recyclable materials equal to the 2012 average price per ton that we obtained in our markets.”

Progressive Waste Solutions Ltd. - March 31, 2013 - 1

First quarter ended March 31, 2013
Reported revenues increased $48.3 million or 11.0% from $438.3 million in the first quarter of 2012 to $486.6 million in the first quarter of 2013.  Expressed on a reportable basis, and assuming a foreign currency exchange (“FX”) rate of parity between the Canadian and U.S. dollar (“FX parity”), revenues increased 11.3% quarter over quarter due in large part to a 9.5% increase attributable to acquisitions.  Higher overall core pricing, fuel surcharges and higher volumes were offset by lower recycled commodity pricing.  The impact of lower recycled commodity prices on comparative revenues was 0.5%.

Operating income was $59.2 million in the first quarter of 2013 versus $50.4 million in the first quarter of 2012.  Net income was $29.3 million versus $22.1 million in the first quarter of 2013 and 2012, respectively.

Progressive Waste Solutions Ltd. - March 31, 2013 - 2

Adjusted amounts
Adjusted EBITDA(A) was $129.1 million, or 11.0% higher, in the first quarter of 2013 versus $116.3 million in the same quarter a year ago.  Adjusted operating EBIT(A) was $58.4 million, or 10.1% higher, in the quarter compared to $53.0 million in the same period last year.  Adjusted net income(A) was $27.1 million, or $0.24 per diluted share, compared to $24.1 million, or $0.20 per diluted share in the comparative period.

Highlights for the three months ended March 31, 2013
•	Consolidated organic revenue grew 1.8%. Excluding the impact of lower recycled commodity prices in the quarter, organic revenue grew 2.3%;
•	Consolidated core price increased 1.2%, reflecting organic average price change, net of rollbacks and excluding fuel surcharges, across the Company’s customer base;
•	Consolidated organic volume growth of 0.8%:
-	After adjusting for one fewer weekday in the quarter, compared with the same period a year ago, consolidated organic volume increased 1.2%.
-
Of the consolidated organic volume growth in the quarter, there was a decline of 180 basis points related to the completion of three municipal contracts and the temporary closure of a transfer station in the Company’s Canadian operations, which was fully offset by the positive contribution of Sandy-related volumes in our U.S. northeast segment.

•	Adjusted EBITDA(A) of $129.1 million, up 11.0%, resulting in adjusted EBITDA(A) margins of 26.5%, flat with the same period last year;
•
Free cash flow(B) of $44.9 million, up 2.6%.  Excluding internal infrastructure investments, free cash flow(B) grew 25.2% to $59.3 million, representing 12.2% of revenue compared with 10.8% of revenue in the same period a year ago;

•	The Company returned nearly $16.0 million to shareholders through its quarterly dividend;
•
The Company reduced its total funded debt to EBITDA ratio to 3.07 times from a total funded debt to EBITDA ratio of 3.14 times at December 31, 2012, as defined and calculated in accordance with its consolidated credit facility.

Progressive Waste Solutions Ltd. - March 31, 2013 - 3

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income or Loss
(“Statement of Operations and Comprehensive Income or Loss”)
For the periods ended March 31, 2013 and 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)
	Three months ended
	2013	2012

REVENUES	$486,560	$438,275
EXPENSES
OPERATING	296,888	265,341
SELLING, GENERAL AND ADMINISTRATION	59,816	59,292
AMORTIZATION	71,299	63,654
NET GAIN ON SALE OF CAPITAL ASSETS	(617)	(384)
OPERATING INCOME	59,174	50,372
INTEREST ON LONG-TERM DEBT	15,243	14,264
NET FOREIGN EXCHANGE (GAIN) LOSS	(1)	7
NET GAIN ON FINANCIAL INSTRUMENTS	(2,265)	(545)
OTHER EXPENSES	-	53
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS
FROM EQUITY ACCOUNTED INVESTEE	46,197	36,593
INCOME TAX EXPENSE
Current	9,799	10,425
Deferred	7,024	4,095
	16,823	14,520
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	33	4
NET INCOME	29,341	22,069

OTHER COMPREHENSIVE (LOSS) INCOME:
Foreign currency translation adjustment	(11,296)	9,623

Derivatives designated as cash flow hedges, net of
income tax $288 (2012 - ($388))	(535)	721
Settlement of derivatives designated as cash flow hedges,
net of income tax ($149) (2012 - ($137))	276	256
	(259)	977
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(11,555)	10,600
COMPREHENSIVE INCOME	$17,786	$32,669

Net income per weighted average share, basic	$0.25	$0.19
Net income per weighted average share, diluted	$0.25	$0.19
Weighted average number of shares outstanding
(thousands), basic	115,167	117,887
Weighted average number of shares outstanding
(thousands), diluted	115,167	117,887

Progressive Waste Solutions Ltd. - March 31, 2013 - 4

Progressive Waste Solutions Ltd.
Condensed Consolidated Balance Sheets (“Balance Sheet”)
March 31, 2013 (unaudited) and December 31, 2012 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)
	March 31,	December 31,
	2013	2012
ASSETS
CURRENT
Cash and cash equivalents	$30,168	$29,940
Accounts receivable	235,199	238,958
Other receivables	448	440
Prepaid expenses	40,313	38,762
Income taxes recoverable	4,971	2,928
Restricted cash	477	476
Other assets	2,018	1,573
	313,594	313,077

OTHER RECEIVABLES	50	72
FUNDED LANDFILL POST-CLOSURE COSTS	9,772	9,885
INTANGIBLES	270,077	287,847
GOODWILL	922,024	929,114
LANDFILL DEVELOPMENT ASSETS	21,509	19,715
DEFERRED FINANCING COSTS	18,920	20,060
CAPITAL ASSETS	924,373	927,518
LANDFILL ASSETS	951,970	963,720
INVESTMENT IN EQUITY ACCOUNTED INVESTEE	3,946	4,062
OTHER ASSETS	1,195	491
	$3,437,430	$3,475,561

LIABILITIES
CURRENT
Accounts payable	$102,464	$120,341
Accrued charges	126,070	131,528
Dividends payable	15,875	16,206
Income taxes payable	2,486	1,986
Deferred revenues	18,195	19,002
Current portion of long-term debt	6,964	6,907
Landfill closure and post-closure costs	8,195	8,871
Other liabilities	2,401	2,527
	282,650	307,368

LONG-TERM DEBT	1,659,940	1,681,370
LANDFILL CLOSURE AND POST-CLOSURE COSTS	106,807	104,281
OTHER LIABILITIES	6,242	6,166
DEFERRED INCOME TAXES	109,918	103,795
	2,165,557	2,202,980

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 114,852,617 (December 31, 2012 - 114,993,864))	1,773,539	1,773,530
Restricted shares (issued and outstanding - 314,136 (December 31, 2012 - 172,500))	(6,466)	(3,460)
Additional paid in capital	2,650	2,166
Accumulated deficit	(438,179)	(451,539)
Accumulated other comprehensive loss	(59,671)	(48,116)
Total shareholders' equity	1,271,873	1,272,581
	$3,437,430	$3,475,561

Progressive Waste Solutions Ltd. - March 31, 2013 - 5

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the periods ended March 31, 2013 and 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)
	Three months ended
	2013	2012

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$29,341	$22,069
Items not affecting cash
Restricted share expense	490	734
Accretion of landfill closure and post-closure costs	1,409	1,308
Amortization of intangibles	15,360	12,928
Amortization of capital assets	38,076	33,899
Amortization of landfill assets	17,863	16,827
Interest on long-term debt (amortization of deferred financing costs)	856	1,690
Net gain on sale of capital assets	(617)	(384)
Net gain on financial instruments	(2,265)	(545)
Deferred income taxes	7,024	4,095
Net loss from equity accounted investee	33	4
Landfill closure and post-closure expenditures	(795)	(1,534)
Changes in non-cash working capital items	(11,999)	(25,743)
Cash generated from operating activities	94,776	65,348
INVESTING
Acquisitions	(95)	(6,544)
Restricted cash deposits	(1)	(2)
Investment in other receivables	(134)	-
Proceeds from other receivables	139	124
Funded landfill post-closure costs	(102)	(86)
Purchase of capital assets	(51,380)	(37,386)
Purchase of landfill assets	(10,006)	(12,705)
Proceeds from the sale of capital assets	1,121	719
Investment in landfill development assets	(1,776)	(2,266)
Cash utilized in investing activities	(62,234)	(58,146)
FINANCING
Payment of deferred financing costs	(48)	(55)
Proceeds from long-term debt	19,824	98,941
Repayment of long-term debt	(32,042)	(65,845)
Proceeds from the exercise of stock options	3	310
Repurchase of common shares	-	(29,308)
Purchase of restricted shares	(3,006)	-
Dividends paid to shareholders	(15,981)	(14,769)
Cash utilized in financing activities	(31,250)	(10,726)
Effect of foreign currency translation on cash and cash equivalents	(1,064)	381
NET CASH INFLOW (OUTFLOW)	228	(3,143)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	29,940	14,143
CASH AND CASH EQUIVALENTS, END OF PERIOD	$30,168	$11,000
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$30,163	$10,998
Cash equivalents	5	2
	$30,168	$11,000
Cash paid during the period for:
Income taxes	$11,692	$16,510
Interest	$15,278	$13,844

Progressive Waste Solutions Ltd. - March 31, 2013 - 6

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three months ended March 31, 2013.

			Three months ended
	March 31, 2012	March 31, 2013	March 31, 2013	March 31, 2013	March 31, 2013
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$438,275	$49,660	$487,935	$(1,375)	$486,560
Operating expenses	265,341	32,289	297,630	(742)	296,888
Selling, general and administration	59,292	717	60,009	(193)	59,816
Amortization	63,654	7,847	71,501	(202)	71,299
Net gain on sale of capital assets	(384)	(236)	(620)	3	(617)
Operating income	50,372	9,043	59,415	(241)	59,174
Interest on long-term debt	14,264	1,085	15,349	(106)	15,243
Net foreign exchange loss (gain)	7	(8)	(1)	-	(1)
Net gain on financial instruments	(545)	(1,725)	(2,270)	5	(2,265)
Other expense	53	(53)	-	-	-
Income before net income tax
expense and
net loss from equity accounted investee	36,593	9,744	46,337	(140)	46,197
Net income tax expense	14,520	2,350	16,870	(47)	16,823
Net loss from equity accounted investee	4	29	33	-	33
Net income	$22,069	$7,365	$29,434	$(93)	$29,341

Adjusted EBITDA(A)	$116,308	$13,180	$129,488	$(437)	$129,051
Adjusted EBITA(A)	$65,582	$7,797	$73,379	$(267)	$73,112
Adjusted operating income or adjusted operating EBIT(A)	$53,038	$5,569	$58,607	$(238)	$58,369
Adjusted net income(A)	$24,066	$3,116	$27,182	$(85)	$27,097
Free cash flow(B)	$43,711	$1,087	$44,798	$58	$44,856

Progressive Waste Solutions Ltd. - March 31, 2013 - 7

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)

	Three months ended
		March 31
	2013	2012

Operating income	$59,174	$50,372
Transaction and related (recoveries) costs - SG&A	(565)	288
Fair value movements in stock options - SG&A(*)	(505)	1,644
Restricted share expense - SG&A(*)	265	734
Adjusted operating income or adjusted operating EBIT(A)	58,369	53,038
Net gain on sale of capital assets	(617)	(384)
Amortization	71,299	63,654
Adjusted EBITDA(A)	129,051	116,308
Amortization of capital and landfill assets	(55,939)	(50,726)
Adjusted EBITA(A)	$73,112	$65,582

Net income	$29,341	$22,069
Transaction and related (recoveries) costs - SG&A	(565)	288
Fair value movements in stock options - SG&A(*)	(505)	1,644
Restricted share expense - SG&A(*)	265	734
Net gain on financial instruments	(2,265)	(545)
Other expenses	-	53
Net income tax expense (recovery)	826	(177)
Adjusted net income(A)	$27,097	$24,066

Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.

Adjusted net income
per weighted average share, basic(A)	$0.24	$0.20
Adjusted net income
per weighted average share, diluted(A)	$0.24	$0.20

Replacement and growth expenditures
Replacement expenditures	$21,318	$36,374
Growth expenditures	40,068	13,717
Total replacement and growth expenditures	$61,386	$50,091

Free cash flow(B)
Cash generated from operating activities (statement of cash flows)	$94,776	$65,348
Free cash flow(B)	$44,856	$43,711
Free cash flow (B)
per weighted average share, diluted	$0.39	$0.37

Dividends
Dividends declared (common shares)	$15,981	$16,351

Progressive Waste Solutions Ltd. - March 31, 2013 - 8

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency sections of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					March 31
	2012	2013	Change	2013	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$438,275	$487,935	$49,660	$486,560	$48,285
Canada	$173,918	$180,469	$6,551	$179,094	$5,176
U.S. south	$187,407	$211,567	$24,160	$211,567	$24,160
U.S. northeast	$76,950	$95,899	$18,949	$95,899	$18,949

Operating expenses	$265,341	$297,630	$32,289	$296,888	$31,547
Canada	$95,638	$97,304	$1,666	$96,562	$924
U.S. south	$116,130	$131,025	$14,895	$131,025	$14,895
U.S. northeast	$53,573	$69,301	$15,728	$69,301	$15,728

SG&A (as reported)	$59,292	$60,009	$717	$59,816	$524
Canada	$15,914	$17,893	$1,979	$17,757	$1,843
U.S. south	$19,599	$21,375	$1,776	$21,375	$1,776
U.S. northeast	$7,997	$8,718	$721	$8,718	$721
Corporate	$15,782	$12,023	$(3,759)	$11,966	$(3,816)

EBITDA(A) (as reported)	$113,642	$130,296	$16,654	$129,856	$16,214
Canada	$62,366	$65,272	$2,906	$64,775	$2,409
U.S. south	$51,678	$59,167	$7,489	$59,167	$7,489
U.S. northeast	$15,380	$17,880	$2,500	$17,880	$2,500
Corporate	$(15,782)	$(12,023)	$3,759	$(11,966)	$3,816

Adjusted SG&A	$56,626	$60,817	$4,191	$60,621	$3,995
Canada	$15,914	$17,893	$1,979	$17,757	$1,843
U.S. south	$19,599	$21,375	$1,776	$21,375	$1,776
U.S. northeast	$7,997	$8,718	$721	$8,718	$721
Corporate	$13,116	$12,831	$(285)	$12,771	$(345)

Adjusted EBITDA(A)	$116,308	$129,488	$13,180	$129,051	$12,743
Canada	$62,366	$65,272	$2,906	$64,775	$2,409
U.S. south	$51,678	$59,167	$7,489	$59,167	$7,489
U.S. northeast	$15,380	$17,880	$2,500	$17,880	$2,500
Corporate	$(13,116)	$(12,831)	$285	$(12,771)	$345

Progressive Waste Solutions Ltd. - March 31, 2013 - 9

Revenues
Gross revenue by service type
The table below presents gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

			Three months ended
			March 31
	2013	%	2012	%

Commercial	$175,722	36.1	$162,362	37.0
Industrial	85,156	17.5	76,565	17.5
Residential	113,020	23.2	101,489	23.2
Transfer and disposal	160,248	32.9	140,866	32.1
Recycling(*)	14,979	3.1	16,781	3.8
Other(*)	10,106	2.1	5,360	1.2
Gross revenues	559,231	114.9	503,423	114.8

Intercompany	(72,671)	(14.9)	(65,148)	(14.8)
Revenues	$486,560	100.0	$438,275	100.0

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.

Revenue growth or decline components – expressed in percentages and excluding FX
The table below has been prepared assuming Canadian and U.S. dollar parity.

	Three months ended
		March 31
	2013	2012

Price
Core price	1.2	1.0
Fuel surcharges	0.3	0.8
Recycling and other	(0.5)	(1.2)
Total price growth	1.0	0.6

Volume	0.8	(0.9)
Total organic growth (decline)	1.8	(0.3)

Acquisitions	9.5	4.6
Total growth excluding FX	11.3	4.3

FX	(0.3)	(0.7)
Total growth including FX	11.0	3.6

Progressive Waste Solutions Ltd. - March 31, 2013 - 10

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach
	Three months ended
				March 31
	2013 (*)	2012	(*)	Change

Cash generated from operating activities	$94,776	$65,348		$29,428

Operating and investing
Stock option (recovery) expense(*)(*)	(505)	1,644		(2,149)
Restricted share expense(*)(*)	(225)	-		(225)
Acquisition and related (recoveries) costs	(565)	288		(853)
Other expenses	-	53		(53)
Changes in non-cash working capital items	11,999	25,743		(13,744)
Capital and landfill asset purchases	(61,386)	(50,091)		(11,295)
Proceeds from the sale of capital assets	1,121	719		402

Financing
Purchase of restricted shares	(358)	-		(358)
Net realized foreign
exchange (gain) loss	(1)	7		(8)
Free cash flow(B)	$44,856	$43,711		$1,145

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $14,400 and $3,600 for the three months ended March 31, 2013 and 2012, respectively.
(*)(*)Amounts exclude LTIP compensation.

Progressive Waste Solutions Ltd. - March 31, 2013 - 11

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which is a better reflection of how we manage the business and free cash flow(B).

	Three months ended
			March 31
	2013 (*)	2012 (*)	Change

Adjusted EBITDA(A)	$129,051	$116,308	$12,743

Purchase of restricted shares	(358)	-	(358)
Capital and landfill asset purchases	(61,386)	(50,091)	(11,295)
Proceeds from the sale of capital assets	1,121	719	402
Landfill closure and post- closure expenditures	(795)	(1,534)	739
Landfill closure and post- closure cost accretion expense	1,409	1,308	101
Interest on long-term debt	(15,243)	(14,264)	(979)
Non-cash interest expense	856	1,690	(834)
Current income tax expense	(9,799)	(10,425)	626
Free cash flow(B)	$44,856	$43,711	$1,145

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $14,400 and $3,600 for the three months ended March 31, 2013 and 2012, respectively.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)
The ratio of funded debt to EBITDA, which includes first year pro forma EBITDA for completed acquisitions, is 3.07 times.  The ratio is higher than our target threshold due in large part to our acquisition activity in 2012 and growth and infrastructure spending.  Cash flows from acquisitions beyond the first year of operation will contribute to the further improvement of funded debt relative to EBITDA in subsequent periods.  Cash flow contributions from growth and infrastructure spending will materialize over future periods and will also improve this relationship.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and earnings in Canada.  We have provided our guidance assuming parity between the Canadian and U.S. dollar.  If the U.S. dollar strengthens one cent our reported revenues will decline by approximately $7,600.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income for a similar change in FX rate, results in an approximately $1,000 decline.  Should the U.S. dollar weaken by one cent, our reported results will improve by similar amounts.

Progressive Waste Solutions Ltd. - March 31, 2013 - 12

	2013			2012
	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss		Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$1.0051		$1.0006
March 31	$0.9846	$0.9912	$0.9912	$1.0009	$0.9988	$0.9988

Progressive Waste Solutions Ltd. - March 31, 2013 - 13

Upcoming Annual General Meeting
The Company will hold its Annual General Meeting of Shareholders on May 7, 2013 at the Toronto Board of Trade in Toronto, Ontario.

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.14 Canadian per share to shareholders of record on June 28, 2013.  The dividend will be paid on July 15, 2013.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and payments made to senior executives on their departure.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B).

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

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Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

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All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital assets and all amortization expense.  All references to “Adjusted net income” are to adjusted operating income after adjusting for restructuring expenses and goodwill impairment, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT, and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures are important for investors and are used by management in the management of its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

Guidance Outlook
Included in our press release for the fourth quarter and year ended December 31, 2012, issued February 14, 2013, was our guidance for the fiscal year ending December 31, 2013, including our 2013 outlook assumptions and factors.  This press release is available at www.sec.gov and www.sedar.com.  As of April 30, 2013, our guidance, including the related assumptions and factors provided on February 14, 2013 for fiscal year ending December 31, 2013, remains unchanged.

Caution regarding forward looking statements
The Company’s 2013 outlook is subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision.  This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

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All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Management will hold a conference call on Wednesday, May 1, 2013, at 8:30 a.m. (ET) to discuss results for the three months ended March 31, 2013.  Participants may listen to the call by dialing 1-888-241-0394, conference ID 30455932, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3413.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Tuesday, May 14, 2013, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 30455932.  International or local callers can access the replay by dialing 404-537-3406.  The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

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